April 11, 2014

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Ferrellgas Partners, L.P.

Form 10-K for the Fiscal Year Ended July 31, 2013

Filed September 26, 2013

Response dated March 31, 2014

File No. 1-11331

Dr. Mr. Thompson:

This letter is in response to your letter dated April 7, 2014.  To facilitate your review of the above-referenced filings, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to our response.

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview, page 33

Liquidity and Capital Resources, page 41

1.              We note your response to comment 3 in our letter dated March 25, 2014.  In future filings please ensure that your assumptions in determining distributable cash flow are also disclosed where, for example, you have considered incentive distribution rights.

ANSWER

In future filings, we will disclose our assumptions in determining distributable cash flow, including how we have considered incentive distribution rights.

2.              We note your response to comment 4 in our letter dated March 25, 2014. To the extent there are significant fluctuations in the cash reserves approved by your general partner, please include disclosure addressing whether, for example, the reserve was established to meet future expenditures anticipated or the reduction in the reserve was in order to maintain distributions at the current level.  Please show us what your disclosure will look like had such disclosures been provided in your current Form 10-K.

ANSWER

In future filings, we will revise this disclosure as follows:

A reconciliation of distributable cash flow to distributions paid is as follows (in thousands):

	Distributable cash flow	Change in annual cash reserves (releases) approved by our general partner	Cash distributions paid	DCF ratio
Year ended July 31, 2013	$183,114	$21,642	$161,472	113%
Year ended July 31, 2012	94,420	(63,857)	158,277	60%
Increase(decrease)	$88,694		$3,195	53%

Distributable cash flow increased $88.7 million, while cash distributions paid only increased $3.2 million which resulted in our distribution coverage ratio increasing to 113% in fiscal 2013 from 60% in fiscal 2012. The increase in distributable cash flow was primarily due to our propane operations which were positively impacted by a combination of weather that was significantly colder than the same period in the prior fiscal year, wholesale propane prices that were significantly lower than the same period in the prior fiscal year and a series of efficiency initiatives, cost cutting projects and pricing initiatives designed to improve operating income all as discussed in results of operations above. The combination of these positive factors has assisted us in improving our distributable cash flow and coverage ratio. The cash reserve of $21,642 in fiscal 2013 was established to meet future anticipated expenditures. The release of cash reserves of $(63,857) in fiscal 2012 was required to maintain distributions at the current level.

Item 8. Financial Statements and Supplementary Data, page 53

Notes to Consolidated Financial Statements, page F-8

B. Summary of significant accounting policies, page F-8

(2) Principles of consolidation, page F-8

3.              We note your response to comment 8 of our letter dated March 25, 2014 and your determination that the Operating Partnership is a variable interest entity based on the conditions in ASC 810-10-15-14.  You indicate that because of the disproportionate voting rights of the Operating Partnership’s limited partner and the fact that substantially all of the Operating Partnership’s activities are conducted on behalf of the limited partner, the Operating Partnership is a variable interest entity.  In reaching your determination that the Operating Partnership is a variable interest entity, please tell us if you combined the GP’s controlling interest with the economic interests of its related parties which have invested in the Operating Partnership when assessing decision making abilities. We believe that generally the controlling interest should be combined with the economic interests of all related parties warranting consideration as to whether the holders of the equity investment at risk have decision making abilities through their relationship with the GP.  If you did combine the interests and still concluded the Operating Partnership is a variable interest entity, please explain to us why the economic interest held by related parties is independent of the general partner’s influence, both from a control and economic perspective.

ANSWER

Respectfully, before we address your specific question it should be noted that our General Partner currently consolidates the MLP, who consolidates the OLP.

We reached the conclusion that the OLP is a variable interest entity based on the conditions in ASC 810-10-15-14(b) and (c):

15-14 A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity [VIE] does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.)

b.              As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.              The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners  hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of non-controlling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections. Kick-out rights or participating rights held by the holders of the equity investment at risk shall not prevent interests other than the equity investment from having this characteristic unless a single equity holder (including its related parties and de facto agents) has the unilateral ability to exercise such rights. Alternatively, interests other than the equity investment at risk that provide the holders of those interests with kick-out rights or participating rights shall not prevent the equity holders from having this characteristic unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those rights. A decision maker also shall not prevent the equity holders from having this characteristic unless the fees paid to the decision maker represent a variable interest based on paragraphs 810-10-55-37 through 55-38.

2.              The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity. See paragraphs 810-10-25-55 through 25-56 and Example 1 (see paragraph 810-10-55-42) for a discussion of expected  losses.

3.              The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

With respect to your question above, we agree that the GP controlling interest should be combined with the economic interest of the MLP (the sole limited partner) in consideration as to whether the holders of the equity investment lack any of the above characteristics. Pursuant to our partnership agreements, the MLP and GP as a group (the “group”) possess 100% of the OLP’s voting rights and decision making abilities.  The group also has the obligation to absorb all expected losses of the OLP and the right to receive all expected residual returns of the OLP.  As a result, the conditions for the OLP’s status as a VIE in ASC 810-10-15-14(b) have not been met as the holders of the equity investment at risk, as a group, possess all the characteristics above   However, because, the MLP has disproportionate voting rights, we additionally considered ASC 810-10-15-14(c) as discussed below.

c.   The equity investors as a group also are considered to lack the characteristic in (b) (1) if both of the following conditions are present:

1                 The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected  residual returns of the legal entity, or both.

We believe this first condition is to be evaluated on an investor-by-investor basis and individual investors would not combine interests held by related parties for purposes of this condition.   This is consistent with guidance found in several non-authoritative VIE reference guides that address questions relevant to evaluation of ASC Subparagraph 810-10-15-14(c)) such as Ernst & Young’s VIE Guide dated June 2013 (7.4.3 Related party and de facto agent considerations), PriceWaterhouseCooper’s VIE Guide dated 2013 (4.2.3 Characteristic 3: Equity with Non-substantive Voting Rights), and KPMG’s VIE Guide dated May 2012 (Question 4.30: Consideration of Related Parties).   While we acknowledge that this guidance is non-authoritative, we believe the views expressed are consistent with ours on this topic.

Since the MLP is obligated to absorb approximately 99% of the OLP’s expected losses and has the right to receive approximately 99% of the OLP’s expected residual returns while possessing virtually no voting rights (as explicitly stated in sections 6.1 and 7.2 of the OLP operating agreement), we believe this condition is present. Pursuant to our partnership agreements, the GP possesses all voting rights and decision making abilities.  As such, the MLP has concluded it has disproportionately few voting rights compared to its obligation to absorb expected losses and its rights to receive expected residual returns of the OLP and this condition is present.

2                 Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43 except for de facto agents under paragraph 810-10-25-43(d)(1).

This criteria evaluates the conditions to consider whether substantially all of the entity’s activities are conducted on behalf of a reporting entity that has disproportionately few voting rights.  The MLP has disproportionally few voting rights and substantially all of the OLP’s activities are designed to be conducted on behalf of the MLP.  The MLP has the obligation to absorb substantially all of the expected losses and the right to receive substantially all of the expected residual returns of the OLP.  This is evidenced by the design of the two entities and the nature and extent of activities between these entities (as explicitly stated in Article III of both the MLP and OLP operating agreements). Since all of the OLP’s activities are conducted on behalf of the MLP, who has disproportionately few voting rights, we believe this condition is present.

As a result, the conditions for the OLP’s status as a VIE in ASC 810-10-15-14(c) have been met.

Form 8-K filed March 10, 2014

Exhibit 99.1

4.              We note your response to comment 11 in our letter dated March 25, 2014.  Please tell us your consideration of discussing significant cash payments made that will not occur on a continuing basis when including disclosure of your distributable cash flow and references to your coverage ratio; or alternatively, expanding your definition of this non-GAAP measure to clarify that items added into your calculation of DCF that will not occur on a continuing basis may have associated cash payments.

ANSWER

In future filings, we will expand our definition of distributable cash flow to clarify that items added into our calculation of DCF that will not occur on a continuing basis may have associated cash payments.  The revised disclosure is as follows:

Supplemental Data and Reconciliation of Non-GAAP Items:

	Three months ended		Six months ended		Twelve months ended
	January 31		January 31		January 31
	2014	2013	2014	2013	2014	2013

Net earnings attributable to Ferrellgas Partners, L.P.	$60,464	$58,207	$35,621	$40,549	$51,498	$25,827
Income tax expense	764	917	714	653	1,916	1,640
Interest expense	22,090	22,619	44,183	45,054	88,274	90,875
Depreciation and amortization expense	20,643	20,751	40,858	41,626	82,576	83,751
EBITDA	103,961	102,494	121,376	127,882	224,264	202,093
Loss on extinguishment of debt	20,901	—	21,202	—	21,202	—
Non-cash employee stock ownership plan compensation charge	3,636	7,447	6,679	9,849	12,599	14,773
Non-cash stock and unit-based compensation charge (a)	5,919	3,120	10,350	6,212	17,683	10,573
Loss on disposal of assets and other	1,337	2,120	1,694	2,391	9,724	7,594
Other income, net	(57)	(241)	(273)	(332)	(506)	(791)
Nonrecurring severance costs	—	—	—	—	—	1,055
Nonrecurring litigation reserve and related legal fees	—	537	1,325	1,225	1,668	1,225
Net earnings attributable to noncontrolling interest (b)	659	636	445	498	688	432
Adjusted EBITDA (d)	136,356	116,113	162,798	147,725	287,322	236,954
Net cash interest expense (e)	(20,980)	(21,123)	(41,566)	(42,198)	(82,863)	(85,043)
Maintenance capital expenditures (f)	(4,446)	(3,255)	(8,583)	(7,530)	(16,123)	(14,736)
Cash paid for taxes	(178)	(27)	(178)	(45)	(683)	(719)
Proceeds from asset sales	1,165	1,392	2,482	6,163	6,299	9,531
Distributable cash flow to equity investors (g)	$111,917	$93,100	$114,953	$104,115	$193,952	$145,987

Propane gallons sales
Retail - Sales to End Users	246,929	221,796	372,181	346,679	663,425	609,172
Wholesale - Sales to Resellers	95,922	76,728	161,701	131,283	293,865	245,545
Total propane gallons sales	342,851	298,524	533,882	477,962	957,290	854,717

(a)  Non-cash stock and unit-based compensation charges consist of the following:

	Three months ended		Six months ended		Twelve months ended
	January 31		January 31		January 31
	2014	2013	2014	2013	2014	2013
Operating expense	$1,539	$593	$2,337	$1,304	$3,424	2,211
General and administrative expense	4,380	2,527	8,013	4,908	14,259	8,362
Total	$5,919	$3,120	$10,350	$6,212	$17,683	$10,573

(b)         Amounts allocated to the general partner for its 1.0101% interest in the operating partnership, Ferrellgas, L.P.

(c)          FASB guidance regarding participating securities and the two-class method requires the calculation of net earnings per common unitholders’ interest for each period presented according to distributions declared and participation rights in undistributed earnings, as if all of the earnings or loss for the period had been distributed.  In periods with undistributed earnings above certain levels, the calculation according to the two-class method results in an increased allocation of undistributed earnings to the general partner and a dilution of the earnings to the limited partners. Due to the seasonality of the propane business, the dilution effect of the guidance on the two-class method typically impacts only the three months ending January 31.  This guidance did not result in a dilutive effect for the six and twelve months ended January 31, 2014 and 2013.

(d)         Adjusted EBITDA is calculated as earnings before income tax expense, interest expense, depreciation and amortization expense, loss on extinguishment of debt, non-cash employee stock ownership plan compensation charge, non-cash stock and unit-based compensation charge, loss on disposal of assets and other, other income, net, nonrecuring serverance costs, nonrecurring litigation reserve and related legal fees and net earnings attributable to noncontrolling interest. Management believes the presentation of this measure is relevant and useful because it  allows investors to view the partnership’s performance in a manner similar to the method management uses, adjusted for items management believes makes it easier to compare its results with other companies that have different financing and capital structures. This method of calculating Adjusted EBITDA may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed inaccordance with GAAP.

(e)          Net cash interest expense is the sum of interest expense less non-cash interest expense and other income, net. This amount includes interest expense related to the accounts receivable securitization facility.

(f)           Maintenance capital expenditures include capitalized expenditures for betterment and replacement of property, plant and equipment.

(g)          Management considers Distributable cash flow to equity investors a meaningful non-GAAP measure of the partnership’s ability to declare and pay quarterly distributions to common unitholders. Distributable cash flow to equity investors, as management defines it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships. Items added into our calculation of DCF that will not occur on a continuing basis may have associated cash payments.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will incorporate these changes into our third quarter Form 10-Q for the period ending April 30, 2014 and/or Form 10-K for our fiscal year ending July 31, 2014 as appropriate.  Please feel free to call me at 913-661-1528 or David Ronn of McGuireWoods LLP 713-353-6671 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response which should be addressed to J. Ryan VanWinkle, Executive Vice President and Chief Financial Officer; Treasurer.

Sincerely,

/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Executive Vice President and
Chief Financial Officer; Treasurer

Cc:                             Mr. David L. Ronn

McGuireWoods LLP

Mr. Gregory M.  Payne

Grant Thornton LLP